<PAGE 2>
              THIS DOCUMENT IS A CONFIRMING ELECTRONIC COPY
               OF A SCHEDULE 13D FILED ON DECEMBER 20, 1993


                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                         (Amendment No.         )*


                         FIGGIE INTERNATIONAL INC.
                             (Name of Issuer)

            Class B Common Stock, par value $.10 per share
                      (Title of Class of Securities)

                                316828 60 7
                              (CUSIP Number)

                           Harry E. Figgie, Jr.
                             4420 Sherwin Road
              Willoughby, OH  44094    216/953-2700
     (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                              December 9, 1993
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box     .

Check the following box if a fee is being paid with the statement   X .
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                      (continued on following pages)
                           (Page 1 of 40 Pages)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


















<PAGE 3>

SCHEDULE 13D
CUSIP No.  316828 60 7         Page    2    of    40   Pages
              1 NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Harry E. Figgie, Jr.
                ###-##-####
              2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)
                                                                 (b) X
              3 SEC USE ONLY
              4 SOURCE OF FUNDS
                     00
              5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
              6 CITIZENSHIP OR PLACE OF ORGANIZATION
                     Mr. Figgie is a citizen of the United States
NUMBER OF     7 SOLE VOTING POWER
SHARES               849,374 Shares at December 9, 1993
BENEFICIALLY  8 SHARED VOTING POWER
OWNED BY             135,410 Shares at December 9, 1993
EACH          9 SOLE DISPOSITIVE POWER
REPORTING            849,374 Shares at December 9, 1993
PERSON       10 SHARED DISPOSITIVE POWER
                     134,564 Shares at December 9, 1993
             11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON
                     984,784 Shares at December 9, 1993
             12 CHECK BOX IF THE AGGREGATE AMOUNT INX                  X
                ROW (11) EXCLUDES CERTAIN SHARES*
             13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
                     19.64%
             14 TYPE OF REPORTING PERSON*
                     IN

                *SEE INSTRUCTIONS BEFORE FILLING OUT!







<PAGE 4>
                                           Page 3 of 40
Item 1.   Security and Issuer.
          This statement on Schedule 13D (the "Schedule 13D") relates to Class B common stock, par value $.10 per share (the "Class B Stock"), of Figgie International Inc. (the "Corporation"). The Corporation's principal executive officers are located at 4420 Sherwin Road, Willoughby, Ohio 44094.

Item 2.   Identity and Background.
          (a) - (c) The Schedule 13D is being filed by Harry E. Figgie, Jr. Mr. Figgie's address is 4420 Sherwin Road, Willoughby, Ohio 44094. Mr. Figgie's present principal employment is as Chairman of the Board and Chief Executive Officer of the Corporation, whose address is stated in Item 1 above. The Corporation is a diversified operating company whose businesses are grouped into five segments: (i) consumer products, (ii) fire protection, safety, and security products,
(iii) machinery and allied products, (iv) technical products and
(v) services.

          (d) Mr. Figgie has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

          (e) Mr. Figgie has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order

















<PAGE 5>
                                           Page 4 of 40
enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Figgie is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

          On December 9, 1993, Mr. Figgie acquired 70,000 shares of Class B Stock in exchange for 76,604 shares of Class A common stock, par value $0.10 per share (the "Class A Stock"), of the Corporation; no other consideration was used in this transaction. The 76,604 shares of Class A Stock had been acquired as a stock dividend paid in 1986 on shares of Class B Stock then held by Mr. Figgie.

Item 4.   Purpose of Transaction.

          The purpose of the transaction was for Mr. Figgie to increase his voting power by increasing his holdings of Class B Stock. Class B Stock has one vote per share, while Class A Stock has 1/20th of a vote per share. For several years prior to the Corporation's 1992 annual meeting of stockholders (the "1992 Meeting"), Mr. Figgie had not acquired additional shares of Class B Stock because of certain voting restrictions contained in the

















<PAGE 6>
                                           Page 5 of 40
"Substantial Stockholder" provision of the Corporation's Restated Certificate of Incorporation. This provision placed certain voting restrictions on a person who, due to his beneficial ownership of shares in excess of the applicable threshold percentage (generally 10% prior to the 1992 Meeting) was deemed to be a "Substantial Stockholder." For each share in excess of the applicable threshold percentage, a Substantial Stockholder is entitled to 1/100th of the vote to which such share is otherwise entitled. At the 1992 Meeting, the Corporation's stockholders voted to change the definition of a Substantial Stockholder by raising the generally applicable threshold percentage from 10% to 20%. As a result, Mr. Figgie could acquire additional shares of Class B Stock without becoming a Substantial Stockholder.
          Since then, Mr. Figgie acquired 100,000 shares of Class B Stock from the Corporation in August 1992, and 100,000 shares of Class B Stock under the Corporation's 1993 Restricted Stock Plan for Employees in August 1993.
          Mr. Figgie has no plans or proposals which relate to or would result in the occurrence of any of the events listed in paragraphs (a) through (j) of this Item 4, except as follows:
          Mr. Figgie is a participant in the Figgie International Inc. Stock Ownership Trust and Plan (the "ESOP"), the Figgie International Inc. Stock Ownership Trust and Plan for Salaried Employees (the "ESOP for Salaried Employees"), and the Figgie International Inc. Stock Bonus Trust and Plan (the "Stock Bonus Plan") (collectively, the "Plans"). As a participant in the

















<PAGE 7>
                                           Page 6 of 40
Plans, Mr. Figgie is eligible to receive shares of common stock of the Corporation in accordance with the terms of the Plans.
          Mr. Figgie presently intends to continuously review his equity interest in the Corporation, and the Corporation's business affairs and financial condition. Depending on his evaluations of the Corporation's business and prospects, and upon future developments (including, but not limited to, performance of the Corporation, the availability of funds, future opportunities, money and stock market conditions, general economic conditions and his own personal financial circumstances), Mr. Figgie may, and reserves the right to, acquire additional shares of Class B or Class A Stock, or dispose of shares of Class B or Class A Stock in one or more privately negotiated transactions, on the open market, or otherwise. Any sales by Mr. Figgie of all of his shares of Class B Stock could cause a change in control of the Corporation, a change in the composition of its Board of Directors or management or other changes implemented by any new Board of Directors.

Item 5.   Interest in Securities of the Issuer.

          (a) Mr. Figgie beneficially owns an aggregate of 984,784 shares of Class B Stock, which constitutes approximately 19.64% of the outstanding shares of Class B Stock as of December 9, 1993. Pursuant to Section 13(d)(6)(B) of the Securities Exchange Act of 1934, as amended, Mr. Figgie has previously not

















<PAGE 8>
                                           Page 7 of 40
been subject to an obligation to file a Schedule 13D with respect to Class B Stock. Mr. Figgie has previously filed a Schedule 13G and amendments with respect to Class B Stock.
          Included in the number of shares as to which Mr. Figgie has sole beneficial ownership are 421 shares of Class B Stock allocated to him under the ESOP, 419 shares of Class B Stock allocated to him under the ESOP for Salaried Employees, and 13,207 shares of Class B Stock allocated to him under the Stock Bonus Plan.
          Under the terms of the trust instruments governing the Plans, participants are entitled to instruct the Trustee of the plan, on a confidential basis, on how to vote shares allocated to their accounts on any matter to be voted on by stockholders of the Corporation and on whether to tender such shares in any tender or exchange offer. Allocated shares for which no instructions are received cannot be voted or tendered by the Trustee. With respect to unallocated shares held by the Plans, the Trustee must follow the confidential instructions of active participants as to how to vote the shares on certain "important issues," defined as a merger or consolidation, recapitalization, reclassification, liquidation, dissolution, sale of substantially all of the assets of the Corporation or contested elections of directors, and as to whether to tender such unallocated shares in any tender or exchange offer. Each active participant is entitled to instruct the Trustee as to the voting or tendering of a portion of the unallocated shares in the proportion that his

















<PAGE 9>
                                           Page 8 of 40
prior-year's compensation, subject to certain limitations, bears to the prior-year's compensation of all active participants who actually give voting or tendering instructions. Shares held by the ESOP for Salaried Employees which were originally acquired with surplus assets of the Corporation's Retirement Income Plan (an overfunded defined benefit plan terminated on November 21, 1988), including shares purchased with loans repaid with such assets, cannot be disposed of by the Trustee, except in certain limited circumstances which are described below.
          On matters other than the specified "important issues," the Trustee has sole power to vote all unallocated shares. The trust instruments authorize the Trustee to dispose of shares held by the plans pursuant to the directions of participants with respect to the diversification of the investments of participant accounts, or in the response to a tender or exchange offer, or as needed for the purposes of making distributions of cash in lieu of shares or distributions of shares of Class A Stock instead of Class B Stock.
          The number of shares of Class B Stock Mr. Figgie beneficially owns includes 491 shares of the unallocated shares of Class B Stock held by the ESOP and 355 shares of the unallocated shares of Class B Stock held by the ESOP for Salaried Employees. As Mr. Figgie is an active participant in the Plans, included in the number of shares as to which Mr. Figgie has shared beneficial ownership is his beneficial ownership in the


















<PAGE 10>
                                           Page 9 of 40
unallocated shares of the ESOP and the ESOP for Salaried
Employees.
          The aggregate number of shares beneficially owned by Mr. Figgie excludes a total of 301,971 shares of Class B Stock beneficially owned, or that may be deemed to be beneficially owned, by members of Mr. Figgie's immediate family, The Figgie Family Foundation, and certain Figgie family trusts at December 9, 1993. Of the excluded shares, Mr. Figgie's wife owned 59,031 shares of Class B Stock; Matthew P. Figgie (Mr. Figgie's son, who lives in the same home as Mr. Figgie) owned 2,058 shares of Class B Stock (excluding those held in trust noted below); Dr. Harry E. Figgie, III (Mr. Figgie's son) beneficially owned 59,090 shares of Class B Stock (excluding those held in trust noted below); Dr. Mark P. Figgie (Mr. Figgie's son) owned 58,189 shares of Class B Stock (excluding those held in trust noted below); and The Figgie Family Foundation, of which Mr. Figgie is one of six trustees, owned 2,112 shares of Class B Stock. Also, of the excluded shares, 69,000 shares of Class B Stock were held in trust for Mr. Figgie's wife for which The Wilmington Trust Company acts as trustee; 47,493 shares of Class B Stock were held in trust for Matthew P. Figgie, for which Dr. Harry E. Figgie, III, F. Rush McKnight, and David L. Carpenter act as trustees; 2,499 shares of Class B Stock were held in trust for Dr. Harry E. Figgie, III, for which First Kentucky Trust Co. acts as trustee; 2,499 shares of Class B Stock were held in trust for Dr. Mark P. Figgie, for which First Kentucky Trust Co. acts as trustee; and 2,499 shares of Class B Stock were held in trust for Matthew P. Figgie, for which First Kentucky Trust Co. acts as trustee.















<PAGE 11>
                                           Page 10 of 40

          (b) Mr. Figgie has sole voting and dispositive power with respect to 849,374 shares of Class B Stock.
          Mr. Figgie has shared voting and dispositive power with respect to 134,564 shares of Class B Stock owned by The Clark-Reliance Corporation, an Ohio corporation ("Clark-Reliance"). Clark-Reliance is wholly owned by Mr. Figgie and members of his immediate family, and Mr. Figgie is Chairman of the Board of Clark-Reliance. Mr. Figgie shares voting and dispositive power with respect to these shares with his son, Dr. Harry E. Figgie, III, who is a citizen of the United States. Dr. Figgie's address is 4420 Sherwin Road, Willoughby, Ohio 44094, and his present principal employment is as a Director and Vice Chairman of Technology and Strategic Planning of the Corporation, whose address is stated in Item 1 above. Dr. Figgie has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years. Dr. Figgie has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.




















<PAGE 12>
                                           Page 11 of 40
          Mr. Figgie has shared voting power with respect to the 846 unallocated shares of Class B Stock that are held by the ESOP and the ESOP for Salaried Employees. As discussed above, Mr. Figgie has voting power with respect to certain matters and the Trustees of each of the ESOP and the ESOP for Salaried Employees have voting power with respect to other matters presented to the stockholders for approval.
          Joseph J. Skadra and F. Rush McKnight serve as individual trustees of the ESOP and the ESOP for Salaried Employees. Mr. Skadra's present principal employment is as Senior Vice President-Finance of the Corporation, whose address is stated in Item 1 above. Mr. McKnight's present principal employment is as a partner in the law firm of Calfee, Halter & Griswold, and he also serves as a Director of the Corporation. Mr. McKnight's business address is 800 Superior Avenue, Suite 1800, Cleveland, Ohio 44114. Mr. Skadra and Mr. McKnight are citizens of the United States, and, to the knowledge of Mr. Figgie, neither has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years nor has either been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


















<PAGE 13>
                                           Page 12 of 40

          (c)  A description of the transaction is contained in
Item 3 of this Schedule 13D. The transaction was effected pursuant to Rule 144.

          (d) Clark-Reliance possesses ownership interest in a portion of the securities listed or described in subsections (a) or (b) of this Item 5, and has certain rights to the receipt of, or power to direct the receipt of, dividends from, or the proceeds from the sale of the securities it owns.
          The Plans have the rights to the receipt of dividends from, and any proceeds of the sale of, shares owned by the Plans, however, dividends on shares allocated to the accounts of participants are allocated to such accounts.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer.

          A description of the voting arrangements of the Plans is contained in Item 5 of this Schedule 13D.

Item 7.   Material to be Filed as Exhibits.
          Exhibit A: Copies of the voting provisions of the Plans.

















<PAGE 14>
                                           Page 13 of 40
                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Dated:    December 17, 1993



                              By:  /s/ Harry E. Figgie, Jr.
                                   Harry E. Figgie, Jr.































<PAGE 15>
                                           Page 14 of 40
                          Exhibit Index

Exhibit No.                   Description
    A                         Description of voting provisions of
                              Figgie International Inc. Stock
                              Ownership Trust and Plan, the
                              Figgie International Inc. Stock
                              Ownership Trust and Plan for
                              Salaried Employees, and the Figgie
                              International Inc. Stock Bonus
                              Trust and Plan.
































<PAGE 16>
 Exhibit A:
                  Voting Stock (Salaried ESOP)

or in equity any rights or remedies in respect of any lease or mortgage or of any guarantee pertaining to either of them;

     (c) To exercise, personally or by general or limited proxy, the right to vote any shares of stock or other securities held in the investment fund; to delegate discretionary voting power to trustees of a voting trust for any period of time; and to exercise or sell, personally or by power of attorney, any conversion or subscription or other rights appurtenant to any securities or other property held in the investment fund;

     (d) To join in or oppose any reorganization, recapitalization, consolidation, merger or liquidation, or any plan therefor, or any lease (with or without an option to purchase), mortgage or sale of the property of any organization the securities of which are held in the investment fund; to pay from the investment fund any assessments, charges or compensation specified in any plan of reorganization, recapitalization, consolidation, merger or liquidation, to deposit any property with any committee or depositary; and to retain any property allotted to the investment fund in any reorganization, recapitalization, consolidation, merger or liquidation;

     (e) To continue to hold any property of the investment fund whether or not productive of income; to reserve from investment and keep unproductive of income, without liability for interest, such cash as it deems advisable or, in its discretion, to hold the same, without limitation on duration, on deposit in the commercial department or in an interest-bearing account in the savings department of any bank, trust company, or savings and loan institution (including the Trustee where applicable in its capacity as a banking corporation) in which deposits are guaranteed by the Federal Deposit Insurance Corporation or the Federal Savings and Loan Insurance Corporation;

     (f) To make, execute and deliver, as Trustee, any deeds, conveyances, leases (with or without option to purchase), mortgages,






options that the Trustee shall deem necessary or desirable in the exercise of its powers under the investment fund;

     (g) To commingle the assets of the investment fund with assets of other trusts through the medium of the Figgie International Inc. Investment Trust for Retirement Trusts established by the Company by an agreement dated and executed on December 31, 1968, investing and reinvesting the assets of the investment fund in Units, of such Investment Trust, created or hereafter created pursuant to said agreement, and in such proportions as the Company may deem advisable from time to time, acting in its sole discretion. To the extent of

                                 13-6
































<PAGE 17>
institution, which deposits may, but need not be, guaranteed by the Federal Deposit Insurance Corporation or the Federal Savings and Loan Insurance Corporation, or in shares of any Regulated Investment Company, in units of any common trust fund or in partnership interests of any partnership which Regulated Investment Company, common trust fund or partnership invests in such short-term money market instruments and deposits;

          (c) Pending investment in Shares pursuant to Section 15.1 or pursuant to Article XIII hereof, to invest a portion or all of the Trust Fund, other than Shares, in units of any common or group trust created solely for the purpose of providing a satisfactory diversification of investments for participating trusts; provided that such common or group trust, (i) limits participation thereunder to pension, profit sharing and stock bonus trusts which qualify under Section 501(a) of the Internal Revenue Code, (ii) prohibits income and/or principal attributable to a participating trust from being used for any purpose other than the exclusive benefit of the employees or their beneficiaries of such participating trust, (iii) prohibits assignment by a participating trust of any part of such participating trust's equity or interest in the common or group trust, (iv) is created or organized in the United States and is maintained at all times as a domestic trust in the United States; as long as the Trustee holds such units hereunder, the instrument establishing such common or group trust (including all amendments thereto) shall be deemed to have been adopted and made a part of this Trust and Plan;

          (d) To exercise personally or by general or limited proxy, the right to vote any Shares held in the Trust Fund; to delegate discretionary voting power to trustees of a voting trust for any period of time; and to exercise or sell, personally or by power of attorney, any conversion or subscription or other rights appurtenant to any Shares or other property held in the Trust Fund, provided that, in each instance described in Section 15.4 or 15.5 hereof, such power and duty shall be subject to the direction of participants, former participants, beneficiaries and "alternate payees" (as defined in Section 17.1(a) hereof) pursuant to such Section 15.4 or 15.5;







          (e) To borrow money from any lender (including the Trustee hereunder, where applicable in its capacity as a banking corporation when permitted to do so by the applicable laws and regulations then in effect) in any amount and upon such terms and conditions and for such purposes as the Trustee shall deem necessary; for any money so borrowed the Trustee may issue its promissory note as Trustee and to secure the repayment of any such loan, except a "loan" as defined in Section 2.24 hereof, may pledge or mortgage all or any part of the Trust Fund to secure the repayment of any such loan, with interest, and no person loaning money to the Trustee shall be obligated to see to the application of the money loaned or to inquire into the validity, expediency or propriety of any such borrowing;


                                 15-5






























<PAGE 18>
shall equal the number of Shares of Class A Common Stock over which the person has tender or exchange direction power multiplied by a fraction. The numerator of the fraction is the actual number of Shares of Class A Common Stock held by the Trustee in the Trust Fund at the appropriate time. The denominator of the fraction is the number of Shares of Class A Common Stock deemed held by the Trustee at the same time under the Share accounting method generally described in Article VII hereof.
          15.5 It is the purpose of this Section 15.5 to permit participants, former participants, beneficiaries and "alternate payees" (as defined in Section 17.1(a) hereof) to exercise substantial voting rights under this Trust and Plan with respect to Shares allocated to their accounts under this Trust and Plan because, except in the event of forfeiture, they or their beneficiaries will eventually be entitled to receive distribution thereof. Furthermore, active participants have the expectancy that, if they continue in service with the Company, unallocated Shares will be allocated to their accounts in the future and eventually be distributed to them or their beneficiaries. It also may be assumed that such allocation will be made on a basis roughly comparable to relative current compensation. It therefore is the further purpose of this Section 15.5 to permit active participants to exercise such substantial voting rights with respect both to Shares allocated to their accounts and with respect to unallocated Shares, but in the latter case, only with respect to "Important Issues" as hereinafter defined in this Section 15.5 which justify the administrative expense involved with exercise of such voting

                                 15-12

















<PAGE 19>
direction. For purposes of this Section 15.5, "Important Issues" are corporate matters involving the voting of such Shares with respect to the approval or disapproval of any merger or consolidation, recapitalization, reclassification, liquidation, dissolution or sale of substantially all assets of the Company or with respect to any contested elections of directors. While the foregoing list of Important Issues closely parallels the list of issues indicated by Congress as important in Section 409(e) (3) of the Internal Revenue Code, it is not intended that, without formal amendment to the list of Important Issues contained in this Trust and Plan, such list automatically change to reflect either an amendment to Section 409(e) (3) of the Internal Revenue Code which modifies the list of issues contained in said Section or the promulgation of regulations thereunder. For the foregoing reasons, the power to direct the Trustee regarding the exercise of the right to vote the Shares in the Trust Fund allocated to their accounts with respect to any matter on which such Shares may be voted is hereby granted to such participants, former participants, beneficiaries and alternate payees pursuant to this Section 15.5. Furthermore, for such reasons, the power to direct the Trustee regarding the exercise of the right to vote the Shares in the Trust Fund which are not allocated to any account with respect to Important Issues on which such Shares may be voted is hereby granted to active participants pursuant to this Section 15.5. Each such person shall, for purposes of Section 402(a) (2) of the Employee Retirement Income Security Act of 1974, as amended, be a "named fiduciary" with respect to such power to direct the Trustee as to the voting of
                                 15-13

















<PAGE 20>
such Shares as are subject to his direction as hereinafter provided. Each such named fiduciary is described herein by qualification and shall be identified by the Company at the appropriate time by application of said description. Such power of direction shall be allocated among such participants, former participants, beneficiaries and alternate payees as follows:
          (a) Each participant (whether or not he is an active participant), former participant, beneficiary or alternate payee shall be eligible to direct the Trustee regarding the exercise of the right to vote of the number of Shares of Class A and Class B Common Stock allocated to his accounts; and

          (b) Each active participant as of the record date for voting on an Important Issue who has "Active Participant Compensation", as hereinafter defined, also shall be eligible to direct the Trustee regarding the exercise of the right to vote on the Important Issue of that portion of the total number of Shares of Class A and Class B Common Stock held by the Trust Fund but not allocated to any account equal to such total multiplied by his "Active Participant Fraction" as hereinafter defined.

          For purposes of this Section 15.5, the term "Active Participant Compensation" shall mean, with respect to any active participant described in subparagraph (b) above, his compensation as defined in Section 2.10 hereof for the most recent plan year which ends at least thirty-one (31) days prior to the record date as of which the right to vote on the Important Issue is to be determined. If an active participant has no such compensation, regardless of the reason therefore, he shall be deemed to have no Active Participant Compensation and shall not be eligible to direct the Trustee as hereinbefore provided in subparagraph (b).
          For purposes of this Section 15.5, each such active participant's Active Participant Fraction shall be a fraction, the
                                 15-14








<PAGE 21>
numerator of which shall be his "Active Participant Compensation" as hereinbefore defined. The denominator of such fraction shall be the aggregate Active Participant Compensation of all such active participants who in fact direct the Trustee with respect to the exercise of the right to vote such Shares with respect to the Important Issue.
          The power of direction hereinbefore described in this Section
15.5 shall be exercised as follows:
          (i) The Company shall furnish each person who is eligible to direct the Trustee as hereinbefore described in subparagraph (a) or (b) with one or more documents for use in exercising such direction;

          (ii) Such document or documents shall permit the person to exercise such right separately with respect to:

               (A)  Class A Common Stock allocated to his accounts;

               (B)  Class B Common Stock allocated to his accounts;
                    and

               (C) In the case of an Important Issue:

                   (I) That portion of the Class A Common Stock which is not allocated to any account and which is subject to his voting direction pursuant to subparagraph (b) above; and

                   (II) That portion of the Class B Common Stock
                        which is not allocated to any account and which is subject to his voting direction pursuant to subparagraph (b) above;

         (iii) If such person shall timely direct the Trustee with respect to the voting of Shares allocated to his accounts, the Trustee shall exercise the right to vote such Shares in accordance with such direction; but if he shall not so direct the Trustee, the Shares subject to his direction shall not be voted;







         (iv) If such person shall timely direct the Trustee with respect to the voting on an Important Issue of Class A Common Stock which is not allocated to any

                              15-15







































<PAGE 22>

               account, the Trustee shall vote the portion of the aggregate unallocated Class A Common Stock which is subject to his direction pursuant to subparagraph
               (b) above in accordance with such direction; but if he shall not so direct the Trustee, he shall be disregarded in voting such Unallocated Class A Common Stock;

          (v) If such person shall timely direct the Trustee with respect to the voting on an Important Issue of Class B Common Stock which is not allocated to any account, the Trustee shall vote the portion of the aggregate unallocated Class B Common Stock which is subject to his direction pursuant to subparagraph
               (b) above in accordance with such direction; but if he shall not so direct the Trustee, he shall be disregarded in voting such unallocated Class B Common Stock;

          (vi) If an account contains a fractional Share, or if application of the Active Participant Fraction results in fractional Shares being subject to the voting direction of an active participant on an Important Issue, such Shares shall be aggregated with Shares of the same type (i.e. Class A or Class
               B) for which the voting direction is the same, for voting purposes; but if there still remains a fractional Share, such fractional Share shall be voted if permitted by the rules governing such voting or shall be considered an unallocated fractional Share and not voted if fractional Shares are not permitted to vote; and

         (vii) In order to protect the anonymity of participants and others eligible to direct the Trustee with respect to the voting of Shares, the Administrator shall establish a procedure for tallying and recording such directions which will not reveal to the Trustee, Company, any Participating Division or any affiliate of the Company, to the extent reasonably practicable under the circumstances, the identity of the participant or other person giving a particular direction.

          Under the Share accounting method generally described in
Article VII hereof, the total number of Shares of Class B Common Stock deemed allocated to accounts plus the total number of Shares of Class B Common Stock which are deemed unallocated will equal the total number of Shares of Class B Common Stock held by the Trustee
                                 15-16

































<PAGE 23>
in the Trust Fund. However, under such Share accounting method, the total number of Shares of Class A Common Stock deemed allocated to accounts plus the total number of Shares of Class A Common Stock which are deemed unallocated may not equal the total number of Shares of Class A Common Stock held by the Trustee in the Trust Fund. Therefore, notwithstanding any contrary provision of this Section 15.5, in order for voting directions given or withheld under this Section 15.5 to reflect the actual number of Shares of Class A Common Stock held by the Trustee in the Trust Fund as of the appropriate date, the directions given or withheld shall be deemed given or withheld with respect to an adjusted number of Shares of Class A Common Stock. Such adjusted number shall equal the number of Shares of Class A Common Stock over which the person has voting direction power multiplied by a fraction. The numerator of the fraction is the actual number of Shares of Class A Common Stock held by the Trustee in the Trust Fund at the appropriate time. The denominator of the fraction is the number of Shares of Class A Common Stock deemed held by the Trustee at the same time under the Share accounting method generally described in Article VII hereof.








                                 15-17

















<PAGE 24>

                                 Voting (ESOP)
or in equity any rights or remedies in respect of any lease or mortgage or of any guarantee pertaining to either of them;

         (c) To exercise, personally or by general or limited proxy, the right to vote any shares of stock or other securities held in the investment fund; to delegate discretionary voting power to trustees of a voting trust for any period of time; and to exercise or sell, personally or by power of attorney, any conversion or subscription or other rights appurtenant to any securities or other property held in the investment fund;

         (d) To join in or oppose any reorganization, recapitalization, consolidation, merger or liquidation, or any plan therefor, or any lease (with or without an option to purchase), mortgage or sale of the property of any organization the securities of which are held in the investment fund; to pay from the investment fund any assessments, charges or compensation specified in any plan of reorganization, recapitalization, consolidation, merger or liquidation, to deposit any property with any committee or depositary; and to retain any property allotted to the investment fund in any reorganization, recapitalization, consolidation, merger or liquidation;

         (e) To continue to hold any property of the investment fund whether or not productive of income; to reserve from investment and keep unproductive of income, without liability for interest, such cash as it deems advisable or, in its discretion, to hold the same, without limitation on duration, on deposit in the commercial department or in an interest-bearing account in the savings department of any bank, trust company, or savings and loan institution (including the Trustee where applicable in its capacity as a banking corporation) in which deposits are guaranteed by the Federal Deposit Insurance Corporation or the Federal Savings and Loan Insurance Corporation;

         (f) To make, execute and deliver, as Trustee, any deeds, conveyances, leases (with or without option to purchase), mortgages, options that the Trustee shall deem necessary or desirable in the exercise of its powers under the investment fund;

         (g) To commingle the assets of the investment fund with assets of other trusts through the medium of the Figgie International Inc. Investment Trust for Retirement Trusts established by the Company by an agreement dated and executed on December 31, 1968, investing and reinvesting the assets of the investment fund in Units, of such Investment Trust, created or hereafter created pursuant to said agreement, and in such proportions as the Company may deem advisable from time to time, acting in its sole discretion. To the extent of



                                 13-6































<PAGE 25>
stock split of Shares held hereunder, or acquired by the Trustee pursuant to Section 15.1 hereof; to acquire Shares under installment purchase arrangements, through the use of borrowed funds, or otherwise; to exercise or waive any preemptive right to purchase additional Shares to be issued by the Company; to exercise or let lapse any right of first refusal, granted to the Trustee by the Certificate of Incorporation or Bylaws of the Company or by any agreement between or among all or some of the stockholders of the Company, to purchase all or a portion of any Shares being offered for sale by a stockholder of the Company; to exercise or let lapse any option to purchase' Shares granted to the Trustee by the Certificate of Incorporation or Bylaws of the Company or by any agreement between the Trustee and all or some of the other stockholders of the Company; and except as otherwise stated in this
Article XV, to exercise all rights of ownership of the Shares;

         (b) Pending investment in Shares pursuant to Section 15.1 hereof, to invest and reinvest any monies received by the Trustee in short-term money market investments including short-term corporate, individual or government obligations, whether secured or unsecured, time or savings deposits of the Trustee or any parent or affiliate thereof if such deposits bear a reasonable rate of interest or of any bank, trust company, or savings and loan institution, which deposits may, but need not be, guaranteed by the Federal Deposit Insurance Corporation or the Federal Savings and Loan Insurance Corporation, or in shares of any Regulated Investment Company, in units of any common trust fund or in partnership interests of any partnership which Regulated Investment Company, common trust fund or partnership invests in such short-term money market instruments and deposits;

         (c) Pending investment in Shares pursuant to Section 15.1 or pursuant to Article XIII hereof, to invest a portion or all of the Trust Fund, other than Shares, in units of any common or group trust created solely for the purpose of providing a satisfactory diversification of investments for participating trusts; provided that such common or group trust, (i) limits participation thereunder to pension, profit sharing and stock bonus trusts which qualify under Section 501(a) of the Internal Revenue Code, (ii) prohibits income and/or principal attributable to a participating trust from being used for any purpose other than the exclusive benefit of the employees or their beneficiaries of such participating trust, (iii) prohibits assignment by a participating trust of any part of such participating trust's equity or interest in the common or group trust, (iv) is created or organized in the United States and is maintained at all times as a domestic trust in the United States; as long as the Trustee holds such units hereunder, the instrument establishing such common or group trust (including all amendments thereto) shall be deemed to have been adopted and made a part of this Trust and Plan;

         (d) To exercise personally or by general or limited proxy, the right to vote any Shares held in the Trust Fund; to


                                 15-4






























<PAGE 26>
delegate discretionary voting power to trustees of a voting trust for any period of time; and to exercise or sell, personally or by power of attorney, any conversion or subscription or other rights appurtenant to any Shares or other property held in the Trust Fund, provided that, in each instance described in Section 15.4 or 15.5 hereof, such power and duty shall be subject to the direction of participants, former participants, beneficiaries and "alternate payees" (as defined in Section 17.1(a) hereof) pursuant to such Section 15.4 or 15.5;

         (e) To borrow money from any lender (including the Trustee hereunder, where applicable in its capacity as a banking corporation when permitted to do so by the applicable laws and regulations then in effect) in any amount and upon such terms and conditions and for such purposes as the Trustee shall deem necessary; for any money so borrowed the Trustee may issue its promissory note as Trustee and to secure the repayment of any such loan, except a "loan" as defined in Section 2.24 hereof, may pledge or mortgage all or any part of the Trust Fund to secure the repayment of any such loan, with interest, and no person loaning money to the Trustee shall be obligated to see to the application of the money loaned or to inquire into the validity, expediency or propriety of any such borrowing;

         (f) To compromise, settle or arbitrate any claim, debt or obligation of or against the Trust Fund; to enforce or abstain from enforcing any right, claim, debt or obligation; and to abandon any property determined by it to be worthless;

         (g) To reserve from investment in Shares and keep unproductive of income, without liability for interest, such cash as it deems advisable or, in its discretion, to hold the same, without limitation on duration, on deposit in the commercial department or in an interest-bearing account in the savings department of any bank, trust company, or savings and loan institution (including the Trustee where applicable in its capacity as a banking corporation);

         (h) To hold property of the Trust Fund in its own name or in the name of a nominee, without disclosure of this Trust, or in bearer form so that it will pass by delivery, but no such holding shall relieve the Trustee of its responsibility for the safe custody and disposition of the Trust Fund in accordance with the provisions of this Trust and Plan, and the Trustee's records shall at all times show that such property is part of the Trust Fund;

         (i) To make, execute and deliver, as Trustee, any contracts, waivers or other instruments that the Trustee shall deem necessary or desirable in the exercise of its powers under this Trust;

         (j) To employ, at the expense of the Trust Fund, agents who are not regular employees of the Trustee, and to delegate in



                                 15-5






























<PAGE 27>
Fund. Therefore, notwithstanding any contrary provision of this Section 15.4, in order for tender or exchange directions given or withheld under this Section 15.4 to reflect the actual number of Shares of Class A Common Stock held by the Trustee in the Trust Fund as of the appropriate date, the directions given or withheld shall be deemed given or withheld with respect to an adjusted number of Shares of Class A Common Stock. Such adjusted number shall equal the number of Shares of Class A Common Stock over which the person has tender or exchange direction power multiplied by a fraction. The numerator of the fraction is the actual number of Shares of Class A Common Stock held by the Trustee in the Trust Fund at the appropriate time. The denominator of the fraction is the number of Shares of Class A Common Stock deemed held by the Trustee at the same time under the Share accounting method generally described in Article VII hereof.
         15.5 It is the purpose of this Section 15.5 to permit participants, former participants, beneficiaries and "alternate payees" (as defined in Section 17.1(a) hereof) to exercise substantial voting rights under this Trust and Plan with respect to Shares allocated to their accounts under this Trust and Plan because, except in the event of forfeiture, they or their beneficiaries will eventually be entitled to receive distribution thereof. Furthermore, active participants have the expectancy that, if they continue in service with the Company, unallocated Shares will be allocated to their accounts in the future and eventually be distributed to them or their beneficiaries. It also may be assumed that such allocation will be made on a basis roughly

                                 15-11

















<PAGE 28>
comparable to relative current compensation. It therefore is the further purpose of this Section 15.5 to permit active participants to exercise such substantial voting rights with respect both to Shares allocated to their accounts and with respect to unallocated Shares, but in the latter case, only with respect to "Important Issues" as hereinafter defined in this Section 15.5 which justify the administrative expense involved with exercise of such voting direction. For purposes of this Section 15.5, "Important Issues" are corporate matters involving the voting of such Shares with respect to the approval or disapproval of any merger or consolidation, recapitalization, reclassification, liquidation, dissolution or sale of substantially all assets of the Company or with respect to any contested elections of directors. While the foregoing list of Important Issues closely parallels the list of issues indicated by Congress as important in
Section 409(e) (3) of the Internal Revenue Code, it is not intended that, without formal amendment to the list of Important Issues contained in this Trust and Plan, such list automatically change to reflect either an amendment to Section 409(e) (3) of the Internal Revenue Code which modifies the list of issues contained in said Section or the promulgation of regulations thereunder. For the foregoing reasons, the power to direct the Trustee regarding the exercise of the right to vote the Shares in the Trust Fund allocated to their accounts with respect to any matter on which such Shares may be voted is hereby granted to such participants, former participants, beneficiaries and alternate payees pursuant to this Section 15.5. Furthermore, for such reasons, the power to direct the Trustee regarding the exercise of


                                 15-12















<PAGE 29>
the right to vote the Shares in the Trust Fund which are not allocated to any account with respect to Important Issues on which such Shares may be voted is hereby granted to active participants pursuant to this
Section 15.5.  Each such person shall, for purposes of Section 402(a)
(2) of the Employee Retirement Income Security Act of 1974, as amended, be a "named fiduciary" with respect to such power to direct the Trustee as to the voting of such Shares as are subject to his direction as hereinafter provided. Each such named fiduciary is described herein by qualification and shall be identified by the Company at the appropriate time by application of said description. Such power of direction shall be allocated among such participants, former participants, beneficiaries and alternate payees as follows:
         (a) Each participant (whether or not he is an active participant), former participant, beneficiary or alternate payee shall be eligible to direct the Trustee regarding the exercise of the right to vote of the number of Shares of Class A and Class B Common Stock allocated to his accounts; and

         (b) Each active participant as of the record date for voting on an Important Issue who has "Active Participant Compensation", as hereinafter defined, also shall be eligible to direct the Trustee regarding the exercise of the right to vote on the Important Issue of that portion of the total number of Shares of Class A and Class B Common Stock held by the Trust Fund but not allocated to any account equal to such total multiplied by his "Active Participant Fraction" as hereinafter defined.

          For purposes of this Section 15.5, the term "Active
Participant Compensation" shall mean, with respect to any active participant described in subparagraph (b) above, his compensation as defined in Section 2.10 hereof for the most recent plan year which ends at least thirty-one (31) days prior to the record date

                                15-13








<PAGE 30>
as of which the right to vote on the Important Issue is to be determined. If an active participant has no such compensation, regardless of the reason therefore, he shall be deemed to have no Active Participant Compensation and shall not be eligible to direct the Trustee as hereinbefore provided in subparagraph (b).
          For purposes of this Section 15.5, each such active participant's Active Participant Fraction shall be a fraction, the numerator of which shall be his "Active Participant Compensation" as hereinbefore defined. The denominator of such fraction shall be the aggregate Active Participant Compensation of all such active participants who in fact direct the Trustee with respect to the exercise of the right to vote such Shares with respect to the Important Issue.
          The power of direction hereinbefore described in this
Section 15.5 shall be exercised as follows:
          (i) The Company shall furnish each person who is eligible to direct the Trustee as hereinbefore described in subparagraph (a) or (b) with one or more documents for use in exercising such direction;

          (ii) Such document or documents shall permit the person to exercise such right separately with respect to:

               (A)  Class A Common Stock allocated to his accounts;

               (B)  Class B Common Stock allocated to his accounts;
                    and

               (C)  In the case of an Important Issue:

                    (I) That portion of the Class A Common Stock which is not allocated to any account and which is subject to his voting direction pursuant to subparagraph (b) above; and










                                15-14












































<PAGE 31>
                                (II)That portion of the Class B Common Stock
                         which is not allocated to any account and which is subject to his voting direction pursuant to subparagraph (b) above;

          (iii) If such person shall timely direct the Trustee with respect to the Voting of Shares allocated to his accounts, the Trustee shall exercise the right to vote such Shares in accordance with such direction; but if he shall not so direct the Trustee, the Shares subject to his direction shall not be voted;

          (iv) If such person shall timely direct the Trustee with respect to the voting on an Important Issue of Class A Common Stock which is not allocated to any account, the Trustee shall vote the portion of the aggregate unallocated Class A Common Stock which is subject to his direction pursuant to Subparagraph (b) above in accordance with such direction; but if he shall not so direct the Trustee, he shall be disregarded in voting such unallocated Class A Common Stock;

          (v) If such person shall timely direct the Trustee with respect to the voting on an Important Issue of Class B Common Stock which is not allocated to any account, the Trustee shall vote the portion of the aggregate unallocated Class B Common Stock which is subject to his direction pursuant to subparagraph (b) above in accordance with such direction; but if he shall not so direct the Trustee, he shall be disregarded in voting such unallocated Class B Common Stock;

          (vi) If an account contains a fractional Share, or if application of the Active Participant Fraction results in fractional Shares being subject to the voting direction of an active participant on an Important Issue, such Shares shall be aggregated with Shares of the same type (i.e.






               Class A or Class B) for which the voting direction is the same, for voting purposes; but if there still remains a fractional Share, such fractional Share shall be voted if permitted by the rules governing such voting or shall be considered an unallocated fractional Share and not voted if fractional Shares are not permitted to vote; and

          (vii) In order to protect the anonymity of participants and others eligible to direct the Trustee with respect to the voting of Shares, the Administrator shall establish a procedure for tallying and recording such directions which will not reveal to

                         15-15






























<PAGE 32>
               the Trustee, Company, any Participating Division or any affiliate of the Company, to the extent reasonably practicable under the circumstances, the identity of the participant or other person giving a particular direction.

          Under the Share accounting method generally described in
Article VII hereof, the total number of Shares of Class B Common Stock deemed allocated to accounts plus the total number of Shares of Class B Common Stock which are deemed unallocated will equal the total number of Shares of Class B Common Stock held by the Trustee in the Trust Fund. However, under such Share accounting method, the total number of Shares of Class A Common Stock deemed allocated to accounts plus the total number of Shares of Class A Common Stock which are deemed unallocated may not equal the total number of Shares of Class A Common Stock held by the Trustee in the Trust Fund. Therefore, notwithstanding any contrary provision of this
Section 15.5, in order for voting directions given or withheld under this Section 15.5 to reflect the actual number of Shares of Class A Common Stock held by the Trustee in the Trust Fund as of the appropriate date, the directions given or withheld shall be deemed given or withheld with respect to an adjusted number of Shares of Class A Common Stock. Such adjusted number shall equal the number of Shares of Class A Common Stock over which the person has voting direction power multiplied by a fraction. The numerator of the fraction is the actual number of Shares of Class A Common Stock held by the Trustee in the Trust Fund at the appropriate time. The denominator of the fraction is the number of Shares of Class A Common Stock deemed held by the Trustee at the same time
                              15-16














<PAGE 33>
under the Share accounting method generally described in Article
VII hereof.



                              15-17






































<PAGE 34>
                              Voting (Stock Bonus)

or in equity any rights or remedies in respect of any lease or mortgage or of any guarantee pertaining to either of them;

     (c) To exercise, personally or by general or limited proxy, the right to vote any shares of stock or other securities held in the investment fund; to delegate discretionary voting power to trustees of a voting trust for any period of time; and to exercise or sell, personally or by power of attorney, any conversion or subscription or other rights appurtenant to any securities or other property held in the investment fund;

     (d) To join in or oppose any reorganization, recapitalization, consolidation, merger or liquidation, or any plan therefor, or any lease (with or without an option to purchase), mortgage or sale of the property of any organization the securities of which are held in the investment fund; to pay from the investment fund any assessments, charges or compensation specified in any plan of reorganization, recapitalization, consolidation, merger or liquidation, to deposit any property with any committee or depositary; and to retain any property allotted to the investment fund in any reorganization, recapitalization, consolidation, merger or liquidation;

     (e) To continue to hold any property of the investment fund whether or not productive of income; to reserve from investment and keep unproductive of income, without liability for interest, such cash as it deems advisable or, in its discretion, to hold the same, without limitation on duration, on deposit in the commercial department or in an interest-bearing account in the savings department of any bank, trust company, or savings and loan institution (including the Trustee where applicable in its capacity as a banking corporation) in which deposits are guaranteed by the Federal Deposit Insurance Corporation or the Federal Savings and Loan Insurance Corporation;

     (f) To make, execute and deliver, as Trustee, any deeds, conveyances, leases (with or without option to purchase), mortgages, options that the Trustee shall deem necessary or desirable in the exercise of its powers under the investment fund;

     (g) To commingle the assets of the investment fund with assets of other trusts through the medium of the Figgie International Inc. Investment Trust for Retirement Trusts established by the Company by an agreement dated and executed on December 31, 1968, investing and reinvesting the assets of the investment fund in Units, of such Investment Trust, created or hereafter created pursuant to said agreement, and in such proportions as the Company may deem advisable from time to time, acting in its sole discretion. To the extent of




                                 12-6






























<PAGE 35>

whether secured or unsecured, time or savings deposits of the Trustee or any parent or affiliate thereof if such deposits bear a reasonable rate of interest or of any bank, trust company, or savings and loan institution, which deposits may, but need not be, guaranteed by the Federal Deposit Insurance Corporation or the Federal Savings and Loan Insurance Corporation, or in shares of any Regulated Investment Company, in units of any common trust fund or in partnership interests of any partnership which Regulated Investment Company, common trust fund or partnership invests in such short-term money market instruments and deposits;

     (c) Pending investment in Shares pursuant to Section 14.1 hereof or pursuant to Article XII hereof, to invest a portion or all of the Trust Fund, other than Shares, in units of any common or group trust created solely for the purpose of providing a satisfactory diversification of investments for participating trusts; provided that such common or group trust, (i) limits participation thereunder to pension, profit sharing and stock bonus trusts which qualify under
Section 501(a) of the Internal Revenue Code, (ii) prohibits income and/or principal attributable to a participating trust from being used for any purpose other than the exclusive benefit of the employees or their beneficiaries of such participating trust, (iii) prohibits assignment by a participating trust of any part of such participating trust's equity or interest in the common or group trust, (iv) is created or organized in the United States and is maintained at all times as a domestic trust in the United States; as long as the Trustee holds such units hereunder, the instrument establishing such common or group trust (including all amendments thereto) shall be deemed to have been adopted and made a part of this Trust and Plan;

     (d) To exercise personally or by general or limited proxy, the right to vote any Shares held in the Trust Fund; to delegate discretionary voting power to trustees of a voting trust for any period of time; and to exercise or sell, personally or by power of attorney, any conversion or subscription or other rights appurtenant to any Shares or other property held in the Trust Fund, provided that, in each instance described in Section 14.4 or 14.5 hereof, such power and duty shall be subject to the direction of participants, former participants, beneficiaries and "alternate payees" (as defined in Section 16.1(a) hereof) pursuant to such Section 14.4 or 14.5;

     (e) To borrow money from any lender (including the Trustee hereunder, where applicable in its capacity as a banking corporation when permitted to do so by the applicable laws and regulations then in effect) in any amount and upon such terms and conditions and for such purposes as the Trustee shall deem necessary; for any money so borrowed the Trustee may issue its promissory note as Trustee and may pledge or


                                 14-4
































<PAGE 36>

number of Shares of Class A Common Stock. Such adjusted number shall equal the number of Shares of Class A Common Stock over which the person has tender or exchange direction power multiplied by a fraction. The numerator of the fraction is the actual number of Shares of Class A Common Stock held by the Trustee in the Trust Fund at the appropriate time. The denominator of the fraction is the number of Shares of Class A Common Stock deemed held by the Trustee at the same time under the Share accounting method generally described in Article VII hereof.
          14.5 It is the purpose of this Section 14.5 to permit participants, former participants, beneficiaries and "alternate payees" (as defined in Section 16.1(a) hereof) to exercise substantial voting rights under this Trust and Plan with respect to Shares allocated to their accounts under this Trust and Plan because, except in the event of forfeiture, they or their beneficiaries will eventually be entitled to receive distribution thereof. Furthermore, active participants have the expectancy that, if they continue in service with the Company, unallocated Shares will be allocated to their accounts as of the end of the plan year in which they are received by the Trust Fund and eventually be distributed to them or their beneficiaries. It also may be assumed that such allocation will be made on a basis roughly Comparable to relative current compensation. It therefore is the further purpose of this Section 14.5 to permit active participants to exercise such substantial voting rights with respect both to Shares allocated to their accounts and with respect to unallocated Shares, but in the latter case, only with respect to "Important

                                 14-11
















<PAGE 37>
Issues" as hereinafter defined in this Section 14.5 which justify the administrative expense involved with exercise of such voting direction. For purposes of this Section 14.5, "Important Issues" are corporate matters involving the voting of such Shares with respect to the approval or disapproval of any merger or consolidation, recapitalization, reclassification, liquidation, dissolution or sale of substantially all assets of the Company or with respect to any contested elections of directors. While the foregoing list of Important Issues parallels the list of issues indicated by Congress as important in Section 409(e) (3) of the Internal Revenue Code, it is not intended that, without formal amendment to the list of Important Issues contained in this Trust and Plan, such list automatically change to reflect either an amendment to
Section 409(e) (3) of the Internal Revenue Code which modifies the list of issues contained in said Section or the promulgation of regulations thereunder. For the foregoing reasons, the power to direct the Trustee regarding the exercise of the right to vote the Shares in the Trust Fund allocated to their accounts with respect to any matter on which such Shares may be voted is hereby granted to such participants, former participants, beneficiaries and alternate payees pursuant to this
Section 14.5. Furthermore, for such reasons, the power to direct the Trustee regarding the exercise of the right to vote the Shares in the Trust Fund which are not allocated to any account with respect to Important Issues on which such Shares may be voted is hereby granted to active participants pursuant to this Section 14.5. Each such person shall, for purposes of Section 402(a) (2) of the

                                 14-12

















<PAGE 38>
Employee Retirement Income Security Act of 1974, as amended, be a "named fiduciary" with respect to such power to direct the Trustee as to the voting of such Shares as are subject to his direction as hereinafter provided. Each such named fiduciary is described herein by qualification and shall be identified by the Company at the appropriate time by application of said description. Such power of direction shall be allocated among such participants, former participants, beneficiaries and alternate payees as follows:
          (a) Each participant (whether or not he is an active participant), former participant, beneficiary alternate payee shall be eligible to direct the Trustee regarding the exercise of the right to vote of the number of Shares of Class A and Class B Common Stock allocated to his accounts; and

          (b) Each active participant as of the record date for voting on an Important Issue who has "Active Participant Compensation", as hereinafter defined, also shall be eligible to direct the Trustee regarding the exercise of the right to vote on the Important Issue of that portion of the total number of Shares of Class A and Class B Common Stock held by the Trust Fund but not allocated to any account equal to such total multiplied by his "Active Participant Fraction" as hereinafter defined.

          For purposes of this Section 14.5, the term "Active Participant Compensation" shall mean, with respect to any active participant described in subparagraph (b) above, his compensation as defined in Section 2.9 hereof for the most recent plan year which ends at least thirty-one (31) days prior to the record date as of which the right to vote on the Important Issue is to be determined. If an active participant has no such compensation, regardless of the reason therefore, he shall be deemed to have no Active Participant Compensation and shall not be eligible to direct the Trustee as hereinbefore provided in subparagraph (b).
                                 14-13








<PAGE 39>
         For purposes of this Section 14.5, each such active participant's Active Participant Fraction shall be a fraction, the numerator of which shall be his "Active Participant Compensation" as hereinbefore defined. The denominator of such fraction shall be the aggregate Active Participant Compensation of all such active participants who in fact direct the Trustee with respect to the exercise of the right to vote such Shares with respect to the Important Issue.
          The power of direction hereinbefore described in this Section
14.5 shall be exercised as follows:
          (i) The Company shall furnish each person who is eligible to direct the Trustee as hereinbefore described in subparagraph (a) or (b) with one or more documents for use in exercising such direction;

          (ii) Such document or documents shall permit the person to exercise such right separately with respect to:

               (A)  Class A Common Stock allocated to his accounts;

               (B)  Class B Common Stock allocated to his accounts;
                    and

               (C)  In the case of an Important Issue:

                    (I) That portion of the Class A Common Stock which is not allocated to any account and which is subject to his voting direction pursuant to subparagraph (b) above; and

                    (II) That portion of the Class B Common Stock
                         which is not allocated to any account and which is subject to his voting direction pursuant to subparagraph (b) above;

         (iii) If such person shall timely direct the Trustee with respect to the voting of Shares allocated to his accounts, the Trustee shall exercise the right to vote such Shares in accordance with such direction; but if he shall not so direct the Trustee, the Shares subject to his direction shall not be voted;


                              14-14








































<PAGE 40>
           (iv)If such person shall timely direct the Trustee with respect to the voting on an Important Issue of Class A Common Stock which is not allocated to any account, the Trustee shall vote the portion of the aggregate unallocated Class A Common Stock which is subject to his direction pursuant to subparagraph
               (b) above in accordance with such direction; but if he shall not so direct the Trustee, he shall be disregarded in voting such unallocated Class A Common Stock;

          (v) If such person shall timely direct the Trustee with respect to the voting on an Important Issue of Class B Common Stock which is not allocated to any account, the Trustee shall vote the portion of the aggregate unallocated Class B Common Stock which is subject to his direction pursuant to subparagraph
               (b) above in accordance with such direction; but if he shall not so direct the Trustee, he shall be disregarded in voting such unallocated Class B Common Stock;

         (vi) If an account contains a fractional Share, or if application of the Active Participant Fraction results in fractional Shares being subject to the voting direction of an active participant on an Important Issue, such Shares shall be aggregated with Shares of the same type (i.e. Class A or Class
               B) for which the voting direction is the same, for voting purposes; but if there still remains a fractional Share, such fractional Share shall be voted if permitted by the rules governing such voting or shall be considered an unallocated fractional Share and not voted if fractional Shares are not permitted to vote; and

         (vii) In order to protect the anonymity of participants and others eligible to direct the Trustee with respect to the voting of Shares, the Administrator shall establish a procedure for tallying and recording such directions which will not reveal to the Trustee, Company, any Participating Division or any affiliate of the Company, to the extent reasonably practicable under the circumstances, the identity of the participant or other person giving a particular direction.

          Under the Share accounting method generally described in
Article VII hereof, the total number of Shares of Class B Common Stock deemed allocated to accounts plus the total number of Shares

                                 14-15
































<PAGE 41>
of Class B Common Stock which are deemed unallocated will equal the total number of Shares of Class B Common Stock held by the Trustee in the Trust Fund. However, under such Share accounting method, the total number of Shares of Class A Common Stock deemed allocated to accounts plus the total number of Shares of Class A Common stock which are deemed unallocated may not equal the total number of Shares of Class A Common stock held by the Trustee in the Trust Fund. Therefore, notwithstanding any contrary provision of this section 14.5, in order for voting directions given or withheld under this Section 14.5 to reflect the actual number of shares of Class A Common Stock held by the Trustee in the Trust Fund as of the appropriate date, the directions given or withheld shall be deemed given or withheld with respect to an adjusted number of Shares of Class A Common Stock. Such adjusted number shall equal the number of Shares of Class A Common Stock over which the person has voting direction power multiplied by a fraction. The numerator of the fraction is the actual number of Shares of Class A Common Stock held by the Trustee in the Trust Fund at the appropriate time. The denominator of the fraction is the number of Shares of Class A Common Stock deemed held by the Trustee at the same time under the Share accounting method generally described in Article VII hereof.
                                 14-16